COMPUTATION OF PER SHARE EARNINGS (LOSS)


Earnings (loss) per common share is calculated by subtracting preferred stock dividends from net earnings
(loss) and dividing that amount by the weighted average shares outstanding for the period. Weighted average shares outstanding for the three month period ending December 31, 1996 and 1995 were 1,000. The weighted average shares outstanding in both periods exclude 333 shares relating to warrants outstanding, which entitle the holders to purchase, at a nominal exercise price, a number of common shares equal in the aggregate to 25% of the total number of common shares that would be outstanding immediately after issuance of all such common shares, since these warrants are antidilutive.









Exhibit 11